July 13, 2011

Via Edgar

Ms. Amanda Ravitz
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Neoprobe Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed July 6, 2011
File No. 001-35076

Dear Ms. Ravitz:

We have received your comment to the Revised Preliminary Proxy Statement on Schedule 14A (the “Filing”), filed by Neoprobe Corporation (the “Company”), set forth in your letter dated July 13, 2011 (the “Comment Letter”).  For your convenience, we have repeated the text of your comment, followed by our response.

We respectfully respond to the comment set out in the Comment Letter as follows:

Risk Factor Relating to the Asset Sale, Page 25

1.
We have reviewed your response letter dated July 6, 2011. Without more detail, we cannot agree or disagree with your conclusion that you will not be required to register as an investment company pursuant to the Investment Company Act of 1940.  Please confirm your understanding of the staff's position. Alternatively, please provide additional factual and legal analysis in support of your conclusion allowing adequate additional time for the staff to complete its review.

Response:  The Company hereby confirms its understanding of the staff's position regarding the Company's conclusion that it will not be required to register as an “investment company” pursuant to the Investment Company Act of 1940.

*           *           *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

Ms. Amanda Ravitz
Assistant Director
Securities and Exchange Commission

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing, please contact Brett P. Thornton, Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2194, and fax (614) 227-2100.

Thank you for your assistance.

Sincerely,

NEOPROBE CORPORATION

/s/Brent L. Larson

Brent L. Larson
Senior Vice President and Chief Financial Officer

cc:	Joe McCann
Daniel Morris